



05007670

RECEIVED

2005 APR 28 P 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 22, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

SUPPL

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 047/2005**

  Subject: Notification of the Book Closing of debentures of the Company (AIS063A, AIS06NA, AIS093A, AIS093B and AIS073A)

  Date: April 22, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 22, 2005

AIS-CP 047/2005

April 22, 2005

Re: Notification of the Book Closing of debentures of the Company (AIS063A, AIS06NA, AIS093A, AIS093B and AIS073A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS. 05/0728 of Thai Military Bank on April 19, 2005

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book of debentures of the Company (AIS063A, AIS06NA, AIS093A, AIS093B and AIS073A), the details are shown in the referenced letter.

Referenced Letter

IVS.05/0728

April 19, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS

Dear Sir,

We, THAI MILITARY BANK Plc. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED would like to announce that registered book will be closed from 12.00 on May 3, 2005 in order to send documents. Details are as follows:

- Advanced Info Service Public Company Limited No.1/2002, DUE 2009 (AIS093A)
- Advanced Info Service Public Company Limited No.2/2002, DUE 2009 (AIS093B)
- Advanced Info Service Public Company Limited No.3/2002, DUE 2007 (AIS073A)
- Advanced Info Service Public Company Limited No.1/2001, DUE 2006 (AIS063A)
- Advanced Info Service Public Company Limited No.3/2001, DUE 2006 (AIS06NA)

In accordance with Merger and Acquisition between DBS Thai Danu Bank Pcl and Thai Military Bank Pcl. effective on September 1, 2004, we were conflict of interest under the obligation as stated in the SEC'S Notification (Kor. Jor. 33/2544), Section 2, Part 1 Conflict of Interest, Clause 9 (5), regarding Executive Broad of Director being the same person. Such that the SEC could not allow us to act as Bondholders' Representative of Bond mentioned above.

We therefore, would like to inform Security Exchange of Thailand to close Registration Book for further action as practicable.